Consent of independent registered public accounting firm

The Board of Directors
Valero Energy Corporation and subsidiaries:

We consent to the use of our reports dated February 26, 2009, with respect to the consolidated balance sheets of Valero Energy Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
San Antonio, Texas
June 2, 2009